Room 4561

September 18, 2006

Michael Green
Director and President
MIAD Systems, Ltd.
43 Riviera Drive, Unit 6
Markham, Ontario, Canada L3R 5J6

Re: MIAD Systems, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed August 21, 2006
File No. 0-30801

Dear Mr. Green:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms have the same meaning as in the proxy material.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   We note the definitive proxy statement filed on September 14, 2006, despite our notification to you on August 31, 2006 that we would be providing material comments on the preliminary proxy statement. We were unable to ascertain from the available contact persons at MIAD Systems whether or not you have mailed the definitive proxy statement to your shareholders. Please note that the following comments also apply to your definitive proxy statement.

Proposal One – Reverse Stock Split

Overview, page 4

2.   Revise to state the number of holders of record of your shares as of the most
        recent practicable date.

Reasons for the Reverse Stock Split, page 4

3.   We note your disclosure that the purpose of the reverse stock split is to increase
        the market price of your common stock to encourage greater interest in your
        common stock by the investment community. Please disclose the trading volume
        and price of your common stock as of a recent date.

Effects and Mechanics, page 4

4.   We note that a reverse stock split will result in an increase in your authorized
        shares of common stock available for issuance. Please provide a table illustrating
        the effect on the number of authorized shares of common stock available for
        issuance as a result of your reverse stock split.

5.   Please disclose whether you presently have any plans, proposals or arrangements
        to issue any of the newly available authorized shares of common stock for any
        purpose, including future acquisitions and/or financings. If so, please disclose by
        including materially complete descriptions of the future acquisitions and/or
        financing transactions. If not, please state that you have no such plans, proposals,
        or arrangements, written or otherwise, at this time to issue any of the additional
        authorized shares of common stock.

6.   In light of the increase in available capital as a result of your reverse stock split,
        please refer to Release No. 34-15230 and discuss the possible anti-takeover
        effects of the increase in available capital. Please also discuss other anti-takeover
        mechanisms that may be present in your governing documents or otherwise and
        whether there are any plans or proposals to adopt other provisions or enter into
        other arrangements that may have material anti-takeover consequences. Inform
        holders that management might use the additional shares to resist or frustrate a
        third-party transaction providing an above-market premium that is favored by a
        majority of the independent stockholders.

Proposal Two – Change of Domicile

Overview, page 6

7.   You are seeking shareholder approval for a change of domicile from Ontario,
        Canada to the British Virgin Islands. The preliminary note to Rule 145 of the
        Securities Act states that "an offer, offer to sell, offer for sale, or sale occurs when
        there is submitted to security holders a plan or agreement pursuant to which such
        holders are required to elect, on the basis of what is in substance a new
        investment decision, whether to accept a new or different security in exchange for
        their existing security." Rule 145 embodies our determination that such
        transactions are subject to the registration requirements of the Securities Act.
        Please note that Rule 145(a)(2) excludes from the definition of "offer, offer to
        sell, offer of sale or sale" mergers or consolidations done for the sole purpose of
        changing the issuer's domicile *solely within the United States*. Since your
        reincorporation will be between two foreign domiciles, it does not appear that this
        exception applies to this transaction. Moreover, it does not appear the exemption
        from registration provided by Section 3(a)(9) is available to you, since the issuer
        of the new securities will not be the same as the issuer of the old securities in light
        of the re-domestication. Please provide us a detailed legal analysis as to why you
        believe that you are not required to register this transaction under the Securities
        Act or provide factual support for the exemption from registration on which you
        intend to rely.

8.   Please revise to provide the disclosure required by Item 12 of Schedule 14A. In
        this respect, you should include robust disclosure on the material differences
        between the Ontario Business Corporations Act and any similar laws of the
        British Virgin Islands and the impact of these differences on the rights of existing
        shareholders.

9.   Please disclose why the board of directors has determined to change the
        company's domicile from Ontario, Canada to the British Virgin Islands.

10.   Revise to disclose the how existing shareholders will be notified of the manner in
        which you will exchange outstanding stock certificates for new stock certificates
        if this proposal is approved.

                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days. Provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal